Memorandum

DATE: August 21, 2002

TO: File

FROM: Odeh Stevens

RE: Item 77(i): Form N-SAR for Variable Insurance Products Fund

Pursuant to a Board approved vote on April 18, 2002, VIP Equity-Income and VIP Growth Portfolios commenced a new class of shares (Service Class 2 R), and VIP Overseas Portfolio commenced three new classes of shares (Initial Class R, Service Class R, and Service Class 2 R) on May 1, 2002.